ALLIED ASSET ADVISORS FUNDS

                            AMENDMENT TO THE BY-LAWS

         Effective May 4, 2000 at a Meeting of the Board of Trustees of the Allied Asset Advisors Funds, the Trustees, pursuant to Section 7.1 amended the Trust's By-Laws by deleting Section 2.8 in its entirety and replacing it with the following:

                  "Section 2.8 OTHER COMMITTEES. The Board of Trustees may appoint from among its members other committees composed of one or more of its Trustees which shall have such powers as may be delegated or authorized by the resolution appointing them."